December 16, 2014

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this letter is written in response to your letter dated December 3, 2014 regarding the Company’s filing referenced above.  Our response is keyed to the comment in your letter.  This letter is being filed on EDGAR.

SEC Comment

Consolidated Statements of Income, page 50

1.

Please revise to present a selling, general and administrative expense line item in accordance with Rule 5-03(b)(4) of Regulation S-X.

Company Response

The Company has considered presenting general and administrative expenses as a separate line item in the Consolidated Statements of Income.  However, we do not consider such presentation to be significant to the users of our financial statements as gross margin is not a significant metric for users of financial statements in our industry. We believe the current presentation that has been used consistently in prior years is appropriate.

Additionally, we do not believe presentation is necessary due to the relative immateriality of this category of expense to the Company’s operations.  General and administrative expenses for the years ended December 31, 2013, 2012 and 2011 were $40,857,000, $39,263,000 and $35,980,000, respectively.  These amounts are 5.2% or less of net operating revenues for all periods presented and 5.7% or less of total costs and expenses.

In future filings, we will include the following disclosure in Form 10-K in the notes to the financial statements:

General and Administrative Costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as “general and administrative” by the Company would include its corporate office costs, which were $40.9 million, $39.3 million and $36.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller

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